United States securities and exchange commission logo





                            July 1, 2022

       Mostafa Kandil
       Chief Executive Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 24, 2022
                                                            File No. 333-264418

       Dear Mr. Kandil:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 Filed June 24,
2022

       General

   1.                                                   We note that paragraph
2.14 of the legal opinion filed as exhibit 5.1 assumes that the company is authorized
to issue a certain number of shares, which is an impermissible assumption under
Section II.B.3.a. of Staff Legal Bulletin No. 19. Please have counsel revise its opinion to
remove this assumption.
 Mostafa Kandil
FirstName   LastNameMostafa Kandil
Swvl Holdings   Corp
Comapany
July 1, 2022NameSwvl Holdings Corp
July 1,2 2022 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Nicholas A. Dorsey